UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-39693

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Triterras, Inc.
(Name of registrant)

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9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Share Purchase Agreement

On May 17, 2021, Triterras Fintech Pte Limited (“Triterras Fintech”), a wholly owned subsidiary of Triterras, Inc. (“Triterras”), entered into a Share Purchase Agreement (the “Purchase Agreement”) to acquire all of the outstanding share capital of IB Holdings LTD (the “Company”), a privately-held United Arab Emirates-based supply chain finance company with operations in the United Arab Emirates and offices in Dubai and India, along with all of the share capital of Techfin Solutions FZCO (“Techfin”), a 99% owned subsidiary of the Company (the “Acquisition”). Following the Acquisition, the Company and Techfin will become wholly-owned subsidiaries of Triterras.

Pursuant to the Purchase Agreement, by and among Triterras Fintech and the individuals listed in Schedule 1 thereto as sellers (the “Sellers”), Triterras Fintech has agreed to acquire all of the shares of the Company and Techfin for (i) an initial cash payment of US$4.0 million, (ii) deferred cash consideration of US$2.0 million payable in two US$1.0 million tranches upon the earlier of each of the first and second anniversary of the initial cash payment, or the achievement of cumulative revenue milestones and (iii) up to US$2.0 million in earn-out consideration, subject to achievement of certain revenue milestones and continued service with the Company of certain members of the Company’s founding team. The Sellers will be additionally entitled to receive a portion of the proceeds of any sale of the Company’s e-commerce business by Triterras within 24 months of the closing of the Acquisition.

The Purchase Agreement contains customary representations, warranties and covenants of the parties and, in connection with the Acquisition, each of the management team members of the Company will be subject to non-compete and non-solicitation covenants with regard to the Company and its subsidiaries for eighteen months following such individual’s termination of service with the Company or its subsidiaries. The Purchase Agreement also contains post-closing indemnification obligations pursuant to which the parties have agreed to indemnify each other against losses resulting from certain events, including breach of warranties and certain other matters. The closing of the Acquisition is subject to customary closing conditions, including, among other things, the absence of any materially adverse change in the prospects of the Company prior to the closing date.

Press Releases

On May 17, 2021, Triterras issued a press release announcing the signing of the Purchase Agreement. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

On May 13, 2021, Triterras issued a press release announcing the appointment of a Chief Technology Officer. A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

Forward Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, our expectations with respect to future performance and anticipated financial impacts. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and are difficult to predict. Factors that may cause such differences include, but are not limited to risks relating to the completion of and/or timing of the Acquisition as well as risks and uncertainties incorporated by reference under “Risk Factors” in the Registrant’s Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in the Registrant’s other filings with the SEC. The Registrant cautions that the foregoing list of factors is not exclusive. The Registrant cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Registrant does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: May 18, 2021	By:	/s/ Srinivas Koneru
Name: Srinivas Koneru Title: Director, Executive Chairman and Chief Executive Officer

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Exhibits

Exhibit 99.1	Press Release: Triterras Acquires Invoice Bazaar, dated May 17, 2021

Exhibit 99.2	Press Release: Triterras Appoints Chief Technology Officer, dated May 13, 2021

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